Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary Shares, $ 0.00166667 par value per share
(Title of Class of Securities)

G72007100

(CUSIP Number)

Stewart Lor

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Telephone: +86-756-339-5666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

Attention: Arila Zhou

Telephone: +1 (212) 530-2232

April 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Hogstream International Ltd. (“Hogstream”) S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 696,571 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 696,571(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 696,571(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 8.05% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Hogstream is 100% owned by Stewart Lor; accordingly, Stewart Lor is deemed to control Hogstream.

(2)	Represents the voting power with respect to all of our Ordinary Shares. Accordingly, the percentage is based on the aggregate voting rights under 8,655,248 Ordinary Shares issued and outstanding as of April 4, 2019.

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Stewart Lor (“Stewart”) S.S. or I.R.S. Identification Nos. of above persons: ###-##-####
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 696,571(1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 696,571(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 696,571(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 8.05% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes 696,571 Ordinary Shares held by Hogstream, of which Stewart is the sole shareholder and therefore Stewart maintains sole voting and dispositive control over the shares reported herein.

(2)	Represents the voting power with respect to all of our Ordinary Shares. Accordingly, the percentage is based on the aggregate voting rights under 8,655,248 Ordinary Shares issued and outstanding as of April 4, 2019.

CUSIP Number: G72007100

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Ordinary Shares with a par value of US$0.00166667 per share (the “Ordinary Shares”), of Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China (the “Company” or the “Registrant”). As of the date of this Schedule, the Company has 8,655,248 shares of Ordinary Stock issued and outstanding.

The Company’s principal offices are located at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

i.	Stewart; and
ii.	Hogstream.

Stewart owns 696,571 Ordinary Shares held by Hogstream.

Hogstream owns 696,571 Ordinary Shares of the Company. Stewart owns 100% equity interest in Hogstream and Stewart is therefore deemed the beneficial owner of such shares.

(b)	The principal business address of Stewart is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

The principal office address for Hogstream is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(c)	The principal business of Stewart is the Chief Financial Officer of the Company.

The principal business of Hogstream is to act as investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Stewart: United States of America

Hogstream is a company incorporated in the British Virgin Islands.

CUSIP Number: G72007100

Item 3. Source and Amount of Funds or Other Consideration.

Hogstream is a company formed under the laws of the British Virgin Islands. Its principal business is managing Stewart’s personal assets and investments. Hogstream is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 1,160,952 shares to Hogstream, among other investors, on August 20, 2018. On February 10, 2019, the Company effectuated a reverse split at a ratio of 0.6-for-1 to reduce its authorized capital shares from 50,000,000 ordinary shares with a par value of $0.001 per share to 30,000,000 ordinary shares with a par value of $0.00166667 per share. Therefore, the share numbers held by Hogstream and Stewart appearing in this Schedule have been adjusted to give effect to such reverse split.

Item 4. Purpose of Transaction

The shares owned by Stewart and Hogstream were acquired for investment purposes. Stewart and/or Hogstream may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by Stewart and/or Hogstream at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of shares of the Company’s Ordinary Shares to which this Schedule 13D relates is 696,571 shares, constituting approximately 8.05% of the Company’s outstanding votes against the voting rights represented by 8,655,248 Ordinary Shares issued and outstanding as of April 4, 2019.

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Stewart: 696,571 (8.05%), though his control over Hogstream.

ii.	Hogstream: 696,571 (8.05%).

c.	Stewart is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 696,571 votes reported herein through Hogstream.

Hogstream holds 696,571 votes reported herein, but as the sole equity owner of Hogstream, Stewart is deemed to control and/or have disposition rights and voting rights over such votes.

d.	There have been no other transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Company as Exhibit 4.2 to the Form 6-K filed on April 4, 2019 (and is incorporated by reference herein as Exhibit 99.2).

To the knowledge of the Reporting Persons, the Ordinary Shares were issued to the Reporting Persons as founder shares of the Company. There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

CUSIP Number: G72007100

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated April 5, 2019

Exhibit 99.2	Form of Lock Up Agreement (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Company with the SEC on April 4, 2019.)

* filed herewith

CUSIP Number: G72007100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019

/s/ Stewart Lor

Hogstream Holding Ltd.

By:	/s/ Stewart Lor
Name: Stewart Lor

 * The Reporting Persons disclaim beneficial ownership of the Ordinary Shares except to the extent of their pecuniary interest therein.